HIVE Increasing Hashpower By 585 PH/s By Buying 6,500 High Performance Bitcoin Miners

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, British Columbia--(Newsfile Corp. - October 21, 2021) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (Nasdaq: HIVE) (FSE: HBF) (the "Company" or "HIVE") is excited to announce the purchase of 6,500 next generation Bitcoin miners.

These new machines have an aggregate hash power of 585 Petahash per second (PH/s). The integration of these miners into HIVE's systems will be made in tranches over the next 130 days. They will be placed in existing facilities, and in our newly constructed data centres at our campus in New Brunswick, Canada.

Next Generation Miner Expansion

This new equipment sourced from a top global manufacturer is expected to be received and in operation by the end of February 2022 in 3 tranches, with 3,000 miners in December 2021, 3,100 miners in January 2022 and 400 miners in February 2022.

At the current difficulty and Bitcoin price these purchased miners will generate approximately an additional 3.7 Bitcoin per day, or equivalent to an additional US$250,000 in daily income, or US$7,500,000 in monthly run rate income. Bitcoin continues to have a daily volatility of plus or minus 6% and investors should be aware of this volatility. It is a high risk, high reward investment.

Frank Holmes, Executive Chairman of HIVE stated "We are pleased to be building on our strategic alliances with leading ASIC manufacturer Canaan to achieve our goals and drive value for our shareholders, with executing on a transaction that increases our cash flow and green mining capacity. Frank continued, "HIVE currently has approximately 1.2 Exahash per second (EH/s) of Bitcoin mining capacity, and with this new purchase, HIVE's Bitcoin ASIC pipeline will be at 2 EH/s by December 2021, and 3 EH/s by March 2022. In addition to this, we are expanding our current active Ethereum mining capacity from approximately 4,000 Gigahash per second (GH/s), to 6,000 GH/s in new facilities in Sweden."

This announcement is part of our continuing strategy to increase our bitcoin mining capacity. HIVE intends to continue utilizing cash flow to make opportunistic investments in ASIC and GPU next generation mining equipment that can provide positive gross mining margins to generate the highest cash flow per share returns on invested capital.

HODL Strategy

We continue to HODL our Bitcoin production. This new production along with our monthly deliveries of previously announced miners will quickly accelerate building up our Bitcoin reserves. Presently we hold 1,266 Bitcoin in custodial wallets. Our goal of two Exahash (2 EH/s) of pure Bitcoin mining, without factoring in attractive cash flow from Ethereum production conversion, by the end of this calendar year.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to information about the proposed purchase of equipment, including the potential increase in hashpower, the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the Company may not complete the purchase of equipment as contemplated or at all; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or lawthat will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.

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